Exhibit 12

Horace Mann Educators Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2004, 2003, 2002, 2001 and 2000

(Dollars in millions)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Income before income taxes	$69.7		$19.2		$7.7		$28.3		$9.7
Interest expense	6.8		6.3		8.5		9.3		10.2

Earnings	$76.5		$25.5		$16.2		$37.6		$19.9

Fixed charges - interest expense	$6.8		$6.3		$8.5		$9.3		$10.2
Ratio of earnings to fixed charges	11.2	x	4.0	x	1.9	x	4.0	x	2.0	x